UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gamida Cell Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M47364100

(CUSIP Number)

Jeremy Blank

c/o Community US Fund Management, Inc.

6446 Drexel Avenue

Los Angeles, CA 90048

[(310) 430-4795][(646)-734-8057]

With a copy to:

Scott Moss, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York, 10022

212-262-6700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M47364100	SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Community US Fund Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,169,471*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,169,471*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,471*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IA

* Includes (i) 5,169,471 ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), and (ii) warrants to purchase Ordinary Shares exercisable for 1,000,000 Ordinary Shares (“Warrants”) which are exercisable within 60 days of the filing date of this report. The Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The calculation of the percentage of outstanding shares is based on 131,125,609 Ordinary Shares outstanding as of August 28, 2023, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 13, 2023.

CUSIP No. M47364100	SCHEDULE 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS Community Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,169,471*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,169,471*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,471*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

* Includes (i) 5,169,471 Ordinary Shares, and (ii) Warrants exercisable for 1,000,000 Ordinary Shares. The Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The calculation of the percentage of outstanding shares is based on 131,125,609 Ordinary Shares outstanding as of August 28, 2023, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 13, 2023.

CUSIP No. M47364100	SCHEDULE 13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS Jeremy Blank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,169,471*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,169,471*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,471*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON HC, IN

* Includes (i) 5,169,471 Ordinary Shares, and (ii) Warrants exercisable for 1,000,000 Ordinary Shares. The Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. The ownership figures reported herein exclude (i) options exercisable for 19,000 Ordinary Shares (“Options”) and (ii) restricted share unit awards exercisable for 4,000 Ordinary Shares (“RSU”). Both the Options and the RSUs were issued to Mr. Blank as compensation upon his appointment to the Issuer’s board of directors. Neither the Options nor the RSUs are exercisable within 60 days of the filing date of this report.

The calculation of the percentage of outstanding shares is based on 131,125,609 Ordinary Shares outstanding as of August 28, 2023, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 13, 2023.

CUSIP No. M47364100	SCHEDULE 13D	Page 5 of 6

Explanatory Note

This Amendment No. 1 (the “Amendment”) to the Schedule 13D filed on August 21, 2023 (the “Original Schedule 13D”), is being jointly filed by (i) Community US Fund Management, Inc., a Delaware corporation registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Firm”); (ii) Community Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”); and (iii) Jeremy Blank (“Mr. Blank”).

Except as set forth below, the Original Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Original Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

(a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The calculation of the percentage of outstanding shares is based on 131,125,609 Ordinary Shares outstanding as of August 28, 2023, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 13, 2023.

As of the filing date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 6,169,471 Ordinary Shares, which includes (i) 5,169,471 Ordinary Shares, and (ii) Warrants exercisable for 1,000,000 Ordinary Shares. The Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. The securities reported herein are held for the account of the Master Fund. The Firm and Mr. Blank have investment discretion over the Master Fund and therefore may be deemed to beneficially own the securities held for the account of the Master Fund. Thus, as of the filing date, the Reporting Persons may be deemed to beneficially own an aggregate 6,169,471 Ordinary Shares which represent approximately 4.7% of the currently outstanding Ordinary Shares.

The beneficial ownership reported herein for Mr. Blank excludes (i) Options exercisable for 19,000 Ordinary Shares and (ii) RSUs exercisable for 4,000 Ordinary Shares. Both the Options and the RSUs were issued to Mr. Blank as compensation upon his appointment to the Board. Neither the Options nor the RSUs are exercisable within 60 days of the filing date of this report

(c) There have been no transactions effected by the Reporting Persons in the Ordinary Shares of the Issuer during the past 60 days.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) As of August 28, 2023, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Ordinary Shares.

CUSIP No. M47364100	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2023

COMMUNITY US FUND MANAGEMENT, INC.

By:	/s/ Jeremy Blank
Name:	Jeremy Blank
Title:	Authorized Signatory

COMMUNITY MASTER FUND, LP

By:	/s/ Jeremy Blank
Name:	Jeremy Blank
Title:	Authorized Signatory

/s/ Jeremy Blank
Name:	Jeremy Blank